Larry Spirgel
Assistant Director
AD Office 11 — Telecommunications
Division of Corporation Finance
Securities and Exchange Commission
Washington DC 20549
September 27, 2016

Re:        iConsumer Corp.
             Offering Statement on Form 1-A/A
File No. 024-10480

Dear Mr. Spirgel:

On behalf of iConsumer, Inc. (the “Company”), I hereby request qualification of the above-referenced offering statement at 5 p.m., Eastern Time, on September 29, 2016, or as soon thereafter as is practicable.
In making this request, the Company acknowledges that:

·	Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;
·
The action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility from the adequacy and accuracy of the disclosure in the filing; and

·	The Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Robert N. Grosshandler

Robert N. Grosshandler
CEO
iConsumer Corp.